NORTHERN LIGHTS FUND TRUST I, II, III and NORTHERN LIGHTS VARIABLE TRUST

James Colantino

Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jim.colantino@thegeminicompanies.com

March 14, 2018

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn : Jeff Long

(202) 551-6983

RE: Northern Lights Fund Trust I, II, III and Northern Lights Variable Trust (the “Registrants”)

File Nos. 333-122917; 811-21720 (NLFT)

File Nos. 333-174926; 811-22549 (NLFT II)

File Nos. 333-178833; 811-22655 (NLFT III)

File Nos. 333-131820; 811-21853 (NLVT)

Dear Mr. Long:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to James Colantino with respect to the above-referenced Trusts. Your comments are set forth below, and each is followed by the Registrant’s response.

Northern Lights Fund Trust – Ladenburg Funds 6/30/17 N-CSR

Comment 1:	The Notes to Financial Statements disclose that fee waivers and expense reimbursements are subject to recoupment on a 3 year rolling basis. Please confirm that the 3 year expiration is based on the date of waiver/reimbursement. Additionally, please include a table showing amounts available for recoupment by fiscal year.
Response:	The 3 year period for the recoupment of fee waivers and reimbursements is determined “within the three years after the end of the fiscal year during which fees have been waived or reimbursed” as disclosed in the annual report. While we believe this to be industry standard we are reviewing the need to modify this methodology going forward. Please be advised that there have been no recoupment payments made to the Adviser from any of the Ladenburg Funds. Additionally, the annual report discloses the expiration dates for amounts available for recoupment by fiscal year in tabular format.

Northern Lights Fund Trust – Iron Horse 3/31/17 N-CSR

Comment 2:	Please confirm that the Fund was in compliance with the requirements of Rule 19a-1 reporting for return of capital distributions.
Response:	The Registrant confirms that notices were mailed to shareholders in accordance with the requirements under Rule 19a-1.

Northern Lights Fund Trust III – ACM Dynamic Opportunity Fund 12/31/16 N-CSR

Comment 3:	The Growth of $10,000 Investment Graph used Class I, which is the smaller class, when in prior years Class A was used. Please explain the reason for the change.
Response:	This was an oversight and will be amended going forward.

Northern Lights Fund Trust II – Hundredfold Select Alternative Fund 8/31/17 N-CSR and Northern Lights Fund Trust- Chadwick & D’Amato Fund 4/30/17 N-CSR

Comment 4:	The Management’s Discussion of Fund Performance (“MDFP”) should include a discussion of the derivative exposure and its impact on performance during the reporting period.
Response:	Going forward the MDFP will include such disclosure if applicable.

Northern Lights Fund Trust II – Hundredfold Select Alternative Fund 8/31/17 N-CSR and Northern Lights Fund Trust III - Counterpoint Tactical Income Fund 9/30/17 N-CSR

Comment 5:	Please disclose the share class for mutual fund holdings in the Portfolio of Investments.
Response:	Going forward the share class for mutual fund holdings will be included in the Portfolio of Investments.

Northern Lights Fund Trust II – Hundredfold Select Alternative Fund, Two Oaks Diversified Growth and Income Fund; Northern Lights Fund Trust III - Counterpoint Funds

Comment 6:	Please update the fund websites to include the most recent annual report.
Response:	Both websites have been updated to include the most current version of the annual reports.

Northern Lights Fund Trust – Athena Value Fund and Northern Lights Fund Trust II - FormulaFolios US Equity Fund

Comment 7:	The Prospectus and Statement of Additional Information links on the fund websites do not appear to be working.
Response:	The Advisers have been notified of the issues on their website. FormulaFolios has been corrected and Athena is in the process of being corrected.

Northern Lights Fund Trust II - FormulaFolios US Equity Portfolio 12/31/16 N-CSR

Comment 8:	Please explain why the Due From Adviser amount was high relative to the total expense reimbursement amount. How often is this amount settled?
Response:	This was a timing issue as all monies had been received. The Due from Advisor amount is settled on a monthly basis.

Northern Lights Fund Trust II – Longboard Managed Futures Strategy Fund 5/31/17 N-CSR

Comment 9:	The Growth of $10,000 Investment Graph uses SG Trend Index as the benchmark. Please confirm that this is a broad based index.
Response:	While the Adviser believes that the SG Trend Index may be the most appropriate benchmark to compare the performance of the Longboard Managed Futures Fund against, it may not necessarily be considered a broad-based securities index. Accordingly, the Adviser intends to request that the Board approve at its next meeting on April 24, 2018 a new primary benchmark: the Bank of America Merrill Lynch 3 Month Treasury Bill Index (“BofAML 3 Month Treasury Bill Index”). The BofAML 3 Month Treasury Bill Index was the Fund’s primary benchmark before it was switched to the SG Trend Index in 2016. While the SEC staff had previously questioned the use of the BofAML index during an examination of the Adviser, we believe the BofAML is considered a broad-based securities index and also appears to be the most widely used primary benchmark for managed futures mutual funds. While the BofAML Index would become the Fund’s primary benchmark, it is the Adviser’s intent to retain the SG Trend Index as a supplemental index.

Northern Lights Fund Trust II – Longboard Long/Short Fund 5/31/17 N-CSR

Comment 10:	The Fund is registered as a non-diversified fund but appears to be operating as a diversified fund. How long has the Fund been operating as diversified?
Response:	The Fund has been operating as diversified for less than three years and is continually monitored as for that status in conjunction with the Advisor and fund counsel.

Northern Lights Fund Trust III– Counterpoint Tactical Equity Fund 9/30/17 N-CSR

Comment 11:	The expense ratio used in the Expense Example for both Actual and Hypothetical do not appear to include interest and dividend expense. Please explain.
Response:	Going forward, such examples will include interest and dividend expense during the period, if any.

Northern Lights Fund Trust III– Counterpoint Tactical Equity Fund

Comment 12:	On the Fund’s website, please update the Tactical Equity Fund Total Annual Operating Expenses to reflect actual expenses.
Response:	The Advisor has been notified and will update the website to reflect actual expenses.

Please contact me at (631) 470-2603 if you should require any further information.

Sincerely,

/s/ James Colantino

Treasurer

Northern Lights Fund Trust